

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 17, 2016

<u>Via E-mail</u>
James R. Heslop, II
Director, Executive Vice President and Chief Operating Officer
Middlefield Banc Corp.
15985 East High Street
Middlefield, OH 44062-0035

> **Re: Middlefield Banc Corp.**
> **Registration Statement on Form S-4**
> **Filed September 30, 2016**
> **File No. 333-213889**

Dear Mr. Heslop:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Reorganization Agreement, page 78

1.   Please delete your disclosure that investors should not rely on the representations and warranties contained in your Reorganization Agreement "for any other purpose" as it is inappropriate to imply that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

2.   We note your disclosures here and beginning on page 87 that some of the representations and warranties contained in your Reorganization Agreement may have been made as of a specific date and may have changed after that date. Please be advised that, notwithstanding the inclusion of these general disclaimers, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the joint proxy statement/prospectus not misleading.

<u>Incorporation of Documents by Reference, page 113</u>

3.   We note that you have incorporated by reference information about the registrant, as provided for in Items 10 through 13 of Form S-4, as applicable. General Instruction B of Form S-4 provides that such incorporation by reference is permissible if one of the conditions set forth in General Instruction B.1.a.(ii) is met, among others. Given that the aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3, you may not be eligible to incorporate information about the registrant by reference at this time. Either provide us with an analysis demonstrating compliance with the applicable provisions of General Instruction B of Form S-4, or otherwise, please amend your registration statement to include the required information.

<u>Exhibit Index</u>

4.   Please attach the consents of Messrs. Valerian and Bevan as required by Securities Act Rule 438.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any other questions.

                                                Sincerely,

                                                /s/ Michael Clampitt

                                                Michael Clampitt
                                                Senior Counsel
                                                Office of Financial Services

cc: Francis X. Grady, Esq.